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GRUPO MEXICO
Av. Baja California #200, Mexico City 06760



                            FOR IMMEDIATE RELEASE
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CONTACTS
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GRUPO MEXICO, S.A. de C.V.
Daniel Tellechea
011-525-574-8483
Eduardo Gonzalez
011-525-574-8422

ABERNATHY MacGREGOR FRANK
Chuck Burgess
212-371-5999

           GRUPO MEXICO SUCCESSFULLY COMPLETES TENDER OFFER FOR ASARCO

MEXICO CITY (November 15, 1999) - Grupo Mexico, S.A. de C.V. today announced that it has successfully completed its tender offer to purchase outstanding shares of ASARCO Incorporated (NYSE: AR) at a purchase price of $29.75 per share in cash.

The tender offer expired at 12:00 midnight New York City time on Friday, November 12, 1999. At the expiration of the Offer, based upon information provided by the depositary for the Offer, approximately 32,573,446 ASARCO shares (including 1,474,618 shares subject to guarantees of delivery), representing approximately 81.5% of the total number of the shares outstanding, were tendered and will be accepted for purchase pursuant to the tender offer. After giving effect to the purchase of the shares tendered, Grupo Mexico will beneficially own approximately 91% of the outstanding ASARCO shares.

As the owner of over 90% of the outstanding shares of ASARCO, Grupo Mexico will be entitled to complete a merger pursuant to which ASARCO will become a wholly owned subsidiary of Grupo Mexico without the need for a vote of ASARCO shareholders. Grupo Mexico expects to complete the merger on or before Wednesday, November 17, 1999. Under the merger agreement, ASARCO shareholders who did not sell their shares in the tender offer will be entitled to receive the same $29.75 per share cash price payable in the tender offer. Forms and instructions for obtaining payment of the merger consideration will be distributed shortly.

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Chase Securities Inc. served as financial advisor to Grupo Mexico and has arranged the financing for the transaction. Brown & Wood LLP and Santamarina y Steta served as legal advisors to Grupo Mexico.

Grupo Mexico is a diversified mining company that ranks among the world's largest and lowest-cost copper, zinc and silver producers. The company's operations include mining, smelting and refining. Grupo Mexico also owns 74% of and operates in partnership with Union Pacific (26%), the largest and most profitable railroad in Mexico.

Note: Statements in this press release include "forward looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.


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